G. Alex Weniger-Araujo
Partner

345 Park Avenue	Direct	212.407.4063
New York, NY 10154	Main	212.407.4000
	Fax	212.407.4990
	aweniger@loeb.com

December 9, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Revelstone Capital Acquisition Corp.

Form 10-K for fiscal year ended December 31, 2021 Filed April 5, 2022

File No. 001-41178

Attention: Mark Rakip and Kristi Marrone

On behalf of our client, Revelstone Capital Acquisition Corp., a Delaware corporation (“Revelstone” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced report for the fiscal year filed on Form 10-K on April 5, 2022 (the “10-K”) contained in the Staff’s letter dated December 8, 2022 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2021 General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

G. Alex Weniger-Araujo
Partner

345 Park Avenue	Direct	212.407.4063
New York, NY 10154	Main	212.407.4000
	Fax	212.407.4990
	aweniger@loeb.com

Response: Our sponsor, Revelstone Capital, LLC is controlled by Daniel Neukomm and Morgan Callagy, each a USA citizen, and both serve as our co-chief executive officers. Neither Mr. Neukomm or Mr. Callagy will remain with the combined company after the initial business combination. For these reasons, we do not expect the post-combination company to be considered a “foreign person” under the regulations administered by CFIUS.

Sincerely,

G. Alex Weniger-Araujo